(Check One): ☒ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR ☐ Form N-CSR ☐ Form N-CSR Form 10-D	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number 0-23712

For Period Ended: May 31, 2006

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Teletouch Communications, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

5718 Airport Freeway
Address of Principal Executive Office (Street Number)

Tyler, Texas 76117
City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-D, N-SAR or N-CSR or transition report or portion thereof could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K for the year ended May 31, 2006 (the “Annual Report”) cannot be filed within the prescribed time period because of the additional time required to finalize the Annual Report and the consolidated financial statements included therein. The Registrant recently completed two significant business transactions, including an affiliated company debt restructuring transaction that resulted in equity contribution to the Registrant and a sale of the Registrant’s paging business assets, both of which transactions required a significant commitment of the Registrant’s accounting and finance personnel’s time and resources. The Registrant and its independent accountants are working to complete the Annual Report as expeditiously as possible. The Registrant expects that the Annual Report that is subject hereof will be filed within the time allowed by the extension.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Thomas A. Hyde, Jr.	800	232-3888
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Teletouch Communications, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 30, 2006	By:	/s/ Thomas A. Hyde, Jr.
		Name:	Thomas A. Hyde, Jr.
		Title:	Chief Executive Officer

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